1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 14, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Six months Ended June 30, 2015 and 2014 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of June 30, 2015 and 2014 and the related consolidated statements of comprehensive income for the three months ended June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

August 11, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2015 (Reviewed)		December 31, 2014 (Adjusted and Audited)		June 30, 2014 (Adjusted and Reviewed)		January 1, 2014 (Adjusted and Audited)
	(Note 3)		(Note 3)		(Note 3)		(Note 3)
	Amount	%	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$528,895,107	33	$358,449,029	24	$255,053,573	19	$242,695,447	19
Financial assets at fair value through profit or loss (Note 7)	58,535	—	192,045	—	158,265	—	90,353	—
Available-for-sale financial assets (Note 8)	14,216,874	1	73,797,476	5	59,082,482	4	760,793	—
Held-to-maturity financial assets (Note 9)	7,180,351	—	4,485,593	—	299,230	—	1,795,949	—
Notes and accounts receivable, net (Note 11)	98,992,354	6	114,734,743	8	86,424,428	7	71,649,926	6
Receivables from related parties (Note 32)	744,707	—	312,955	—	462,732	—	291,708	—
Other receivables from related parties (Note 32)	3,565,341	—	178,625	—	2,875,842	—	221,576	—
Inventories (Note 12)	66,278,597	4	66,337,971	5	50,954,265	4	37,494,893	3
Noncurrent assets held for sale (Note 30)	—	—	944,208	—	—	—	—	—
Other financial assets (Note 33)	8,408,233	1	3,476,884	—	957,366	—	501,785	—
Other current assets (Note 17)	3,028,691	—	3,656,110	—	2,931,372	—	2,984,224	—

Total current assets	731,368,790	45	626,565,639	42	459,199,555	34	358,486,654	28

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	—	—	—	—	—	—	58,721,959	5
Financial assets carried at cost (Note 13)	1,858,376	—	1,800,542	—	2,017,528	—	2,145,591	—
Investments accounted for using equity method (Note 14)	25,915,208	2	28,255,737	2	26,361,220	2	28,321,241	2
Property, plant and equipment (Note 15)	829,703,176	52	818,198,801	55	837,167,426	63	792,665,913	63
Intangible assets (Note 16)	12,938,507	1	13,531,510	1	11,433,307	1	11,490,383	1
Deferred income tax assets (Note 4)	5,342,444	—	5,138,782	—	4,915,991	—	7,145,004	1
Refundable deposits (Note 32)	408,585	—	356,069	—	2,476,534	—	2,519,031	—
Other noncurrent assets (Note 17)	1,317,980	—	1,202,006	—	1,385,149	—	1,469,577	—

Total noncurrent assets	877,484,276	55	868,483,447	58	885,757,155	66	904,478,699	72

TOTAL	$1,608,853,066	100	$1,495,049,086	100	$1,344,956,710	100	$1,262,965,353	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 18)	$5,592,600	—	$36,158,520	2	$34,705,206	3	$15,645,000	1
Financial liabilities at fair value through profit or loss (Note 7)	780,721	—	486,214	—	19,418	—	33,750	—
Hedging derivative financial liabilities (Note 10)	2,625,763	—	16,364,241	1	4,282,501	—	—	—
Accounts payable	19,773,550	1	21,878,934	2	20,015,515	1	14,670,260	1
Payables to related parties (Note 32)	1,327,345	—	1,491,490	—	1,681,781	—	1,688,456	—
Salary and bonus payable	9,116,649	1	10,573,922	1	7,806,935	1	8,330,956	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 22 and 29)	28,834,956	2	18,052,820	1	20,100,855	1	12,738,801	1
Payables to contractors and equipment suppliers	43,610,962	3	26,980,408	2	34,657,746	3	89,810,160	7
Cash dividends payable (Note 22)	116,683,481	7	—	—	77,785,851	6	—	—
Income tax payable (Note 4)	30,335,340	2	28,616,574	2	17,585,111	1	22,563,286	2
Provisions (Note 19)	8,593,075	1	10,445,452	1	7,709,195	1	7,603,781	1
Liabilities directly associated with noncurrent assets held for sale (Note 30)	—	—	219,043	—	—	—	—	—
Long-term liabilities - current portion (Note 20)	10,868,322	1	—	—	—	—	—	—
Accrued expenses and other current liabilities (Note 21)	31,236,977	2	29,746,011	2	20,284,963	1	16,693,484	1

Total current liabilities	309,379,741	20	201,013,629	14	246,635,077	18	189,777,934	15

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	—	—	—	—	1,277,058	—	5,481,616	—
Bonds payable (Note 20)	201,856,784	13	213,673,818	14	210,869,059	16	210,767,625	17
Long-term bank loans	37,500	—	40,000	—	40,000	—	40,000	—
Deferred income tax liabilities (Note 4)	232,340	—	199,750	—	—	—	—	—
Obligations under finance leases	766,836	—	802,108	—	745,391	—	776,230	—
Net defined benefit liability (Note 4)	6,585,747	—	6,567,782	—	6,810,773	1	6,801,663	1
Guarantee deposits (Note 21)	21,916,587	1	25,538,475	2	157,011	—	151,660	—
Others (Note 19)	1,449,976	—	885,192	—	771,334	—	694,901	—

Total noncurrent liabilities	232,845,770	14	247,707,125	16	220,670,626	17	224,713,695	18

Total liabilities	542,225,511	34	448,720,754	30	467,305,703	35	414,491,629	33

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	16	259,296,624	17	259,293,750	19	259,286,171	21

Capital surplus (Note 22)	56,532,959	4	55,989,922	4	56,026,837	4	55,858,626	4

Retained earnings (Notes 22 and 29)
Appropriated as legal capital reserve	177,640,561	11	151,250,682	10	151,250,682	11	132,436,003	11
Appropriated as special capital reserve	—	—	—	—	—	—	2,785,741	—
Unappropriated earnings	569,248,657	35	553,914,592	37	397,420,475	30	383,670,168	30

	746,889,218	46	705,165,274	47	548,671,157	41	518,891,912	41

Others (Note 22)	3,854,399	—	25,749,291	2	13,485,597	1	14,170,306	1

Equity attributable to shareholders of the parent	1,066,580,381	66	1,046,201,111	70	877,477,341	65	848,207,015	67

NONCONTROLLING INTERESTS (Note 22)	47,174	—	127,221	—	173,666	—	266,709	—

Total equity	1,066,627,555	66	1,046,328,332	70	877,651,007	65	848,473,724	67

TOTAL	$1,608,853,066	100	$1,495,049,086	100	$1,344,956,710	100	$1,262,965,353	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2015 (Note 3)		2014 (Adjusted) (Note 3)		2015 (Note 3)		2014 (Adjusted) (Note 3)
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 24, 32 and 37)	$205,439,752	100	$183,020,484	100	$427,473,896	100	$331,235,656	100

COST OF REVENUE (Notes 12, 29 and 32)	105,735,807	51	91,826,284	50	218,321,140	51	169,665,469	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	99,703,945	49	91,194,200	50	209,152,756	49	161,570,187	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	1,011	—	(4,369)	—	(18,536)	—	16,648	—

GROSS PROFIT	99,704,956	49	91,189,831	50	209,134,220	49	161,586,835	49

OPERATING EXPENSES (Notes 29 and 32)
Research and development	16,612,213	8	13,610,337	7	33,393,676	8	25,678,229	8
General and administrative	4,463,580	2	5,408,174	3	8,829,633	2	10,064,151	3
Marketing	1,479,419	1	1,234,897	1	2,870,415	1	2,387,677	1

Total operating expenses	22,555,212	11	20,253,408	11	45,093,724	11	38,130,057	12

OTHER OPERATING INCOME AND EXPENSES, NET (Note 29)	(80,686)	—	(227,251)	—	(345,315)	—	(229,992)	—

INCOME FROM OPERATIONS (Note 37)	77,069,058	38	70,709,172	39	163,695,181	38	123,226,786	37

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	815,749	—	1,047,825	—	1,950,398	—	2,003,434	—
Other income	1,544,750	1	1,316,583	1	2,426,532	1	1,930,282	—
Foreign exchange loss, net (Note 36)	(292,295)	—	(355,207)	—	(244,112)	—	(391,608)	—
Finance costs (Note 25)	(783,401)	—	(801,450)	—	(1,577,343)	—	(1,598,030)	—
Other gains and losses (Note 26)	19,777,822	9	2,176,649	1	20,140,007	5	2,220,033	1

Total non-operating income and expenses	21,062,625	10	3,384,400	2	22,695,482	6	4,164,111	1

INCOME BEFORE INCOME TAX	98,131,683	48	74,093,572	41	186,390,663	44	127,390,897	38

INCOME TAX EXPENSE (Notes 4 and 27)	18,718,779	9	14,437,693	8	27,993,851	7	19,893,188	6

NET INCOME	79,412,904	39	59,655,879	33	158,396,812	37	107,497,709	32

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 27)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations	(3,368,788)	(2)	(3,052,142)	(2)	(5,647,926)	(1)	(220,761)	—
Changes in fair value of available-for-sale financial assets	(16,627,929)	(8)	(31,156)	—	(16,832,744)	(4)	(446,601)	—
Share of other comprehensive income (loss) of associates and joint venture	(249,353)	—	(1,274)	—	593,810	—	(6,021)	—
Income tax expense related to components of other comprehensive income that may be reclassified subsequently	(13,311)	—	(14,079)	—	(18,104)	—	(11,123)	—

Other comprehensive loss for the period, net of income tax	(20,259,381)	(10)	(3,098,651)	(2)	(21,904,964)	(5)	(684,506)	—

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$59,153,523	29	$56,557,228	31	$136,491,848	32	$106,813,203	32

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$79,417,514	39	$59,698,303	33	$158,407,425	37	$107,565,096	32
Noncontrolling interests	(4,610)	—	(42,424)	—	(10,613)	—	(67,387)	—

	$79,412,904	39	$59,655,879	33	$158,396,812	37	$107,497,709	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$59,161,055	29	$56,600,673	31	$136,512,533	32	$106,880,387	32
Noncontrolling interests	(7,532)	—	(43,445)	—	(20,685)	—	(67,184)	—

	$59,153,523	29	$56,557,228	31	$136,491,848	32	$106,813,203	32

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$3.06	$2.30	$6.11	$4.15

Diluted earnings per share	$3.06	$2.30	$6.11	$4.15

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$—	$553,261,982	$704,512,664	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,045,548,501	$127,246	$1,045,675,747

Effect of retrospective application	—	—	—	—	—	652,610	652,610	—	—	—	—	652,610	(25)	652,585

ADJUSTED BALANCE, JANUARY 1, 2015	25,929,662	259,296,624	55,989,922	151,250,682	—	553,914,592	705,165,274	4,502,113	21,247,483	(305)	25,749,291	1,046,201,111	127,221	1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	—	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.50 per share	—	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	—	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income for the six months ended June 30, 2015	—	—	—	—	—	158,407,425	158,407,425	—	—	—	—	158,407,425	(10,613)	158,396,812

Other comprehensive income for the six months ended June 30, 2015, net of income tax	—	—	—	—	—	—	—	(5,599,519)	(16,295,209)	(164)	(21,894,892)	(21,894,892)	(10,072)	(21,904,964)

Total comprehensive income for the six months ended June 30, 2015	—	—	—	—	—	158,407,425	158,407,425	(5,599,519)	(16,295,209)	(164)	(21,894,892)	136,512,533	(20,685)	136,491,848

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	—	(26,537)	—	(26,537)

Adjustments to share of changes in equities of associates and joint venture	—	—	464,471	—	—	—	—	—	—	—	—	464,471	126	464,597

From share of changes in equities of subsidiaries	—	—	(25,871)	—	—	—	—	—	—	—	—	(25,871)	25,871	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(42,719)	(42,719)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, JUNE 30, 2015	25,930,380	$259,303,805	$56,532,959	$177,640,561	$—	$569,248,657	$746,889,218	$(1,097,406)	$4,952,274	$(469)	$3,854,399	$1,066,580,381	$47,174	$1,066,627,555

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

Effect of retrospective application	—	—	—	—	—	698,760	698,760	—	—	—	—	698,760	(121)	698,639

ADJUSTED BALANCE, JANUARY 1, 2014	25,928,617	259,286,171	55,858,626	132,436,003	2,785,741	383,670,168	518,891,912	(7,140,362)	21,310,781	(113)	14,170,306	848,207,015	266,709	848,473,724

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	18,814,679	—	(18,814,679)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(2,785,741)	2,785,741	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$3.00 per share	—	—	—	—	—	(77,785,851)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Total	—	—	—	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	—	—	—	—	(77,785,851)	—	(77,785,851)

Net income for the six months ended June 30, 2014	—	—	—	—	—	107,565,096	107,565,096	—	—	—	—	107,565,096	(67,387)	107,497,709

Other comprehensive income for the six months ended June 30, 2014, net of income tax	—	—	—	—	—	—	—	(223,663)	(461,136)	90	(684,709)	(684,709)	203	(684,506)

Total comprehensive income for the six months ended June 30, 2014	—	—	—	—	—	107,565,096	107,565,096	(223,663)	(461,136)	90	(684,709)	106,880,387	(67,184)	106,813,203

Issuance of stock from exercise of employee stock options	758	7,579	25,908	—	—	—	—	—	—	—	—	33,487	—	33,487

Disposal of investments accounted for using equity method	—	—	(2,273)	—	—	—	—	—	—	—	—	(2,273)	—	(2,273)

Adjustments to share of changes in equity of associates and joint venture	—	—	164,310	—	—	—	—	—	—	—	—	164,310	(66)	164,244

From share of changes in equities of subsidiaries	—	—	(19,734)	—	—	—	—	—	—	—	—	(19,734)	19,734	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(45,527)	(45,527)

BALANCE, JUNE 30, 2014	25,929,375	$259,293,750	$56,026,837	$151,250,682	$—	$397,420,475	$548,671,157	$(7,364,025)	$20,849,645	$(23)	$13,485,597	$877,477,341	$173,666	$877,651,007

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six months Ended June 30
	2015	2014 (Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$186,390,663	$127,390,897
Adjustments for:
Depreciation expense	108,544,796	86,338,443
Amortization expense	1,556,307	1,263,048
Finance costs	1,577,343	1,598,030
Share of profits of associates and joint venture	(1,950,398)	(2,003,434)
Interest income	(1,817,825)	(1,292,325)
Loss (gain) on disposal of property, plant and equipment and intangible assets, net	50,368	(15,325)
Impairment loss on property, plant and equipment	31,305	239,864
Gain on disposal of available-for-sale financial assets, net	(17,642,367)	(134,020)
Gain on disposal of financial assets carried at cost, net	(70,597)	(52,694)
Gain on disposal of investments accounted for using equity method	(2,305,323)	(2,028,643)
Unrealized (realized) gross profit on sales to associates	18,536	(16,648)
Loss (gain) on foreign exchange, net	(2,014,106)	1,646,248
Dividend income	(608,707)	(637,957)
Income from receipt of equity securities in settlement of trade receivables	—	(1,211)
Loss from hedging instruments	737,305	589,243
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(299,191)	(78,109)
Changes in operating assets and liabilities:
Derivative financial instruments	428,017	(82,244)
Notes and accounts receivable, net	14,569,490	(14,774,504)
Receivables from related parties	(431,752)	(171,024)
Other receivables from related parties	17,984	13,258
Inventories	59,374	(13,459,372)
Other financial assets	499,150	(389,931)
Other current assets	731,724	70,323
Accounts payable	(1,587,537)	5,331,172
Payables to related parties	(164,145)	(6,675)
Salary and bonus payable	(1,457,273)	(524,021)
Accrued profit sharing to employees and bonus to directors and supervisors	10,782,136	7,362,054
Accrued expenses and other current liabilities	(232,268)	2,915,319
Provisions	(1,844,746)	113,564
Net defined benefit liability	17,965	9,110

Cash generated from operations	293,586,228	199,212,436
Income taxes paid	(26,518,415)	(22,602,632)

Net cash generated by operating activities	267,067,813	176,609,804

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six months Ended June 30
	2015	2014 (Adjusted)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(3,628)	$(91,592)
Financial assets carried at cost	(87,321)	(3,773)
Held-to-maturity financial assets	(11,766,723)	(1,396,723)
Property, plant and equipment	(102,689,656)	(188,233,322)
Intangible assets	(1,589,831)	(1,204,154)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	39,269,616	473,520
Held-to-maturity financial assets	9,100,000	2,900,000
Financial assets carried at cost	86,756	62,445
Investments accounted for using equity method	3,962,848	3,471,883
Property, plant and equipment	30,462	114,987
Cash received from other long-term receivables	—	161,900
Costs from entering into hedging transactions	(495,348)	(520,856)
Interest received	1,764,337	1,248,110
Other dividends received	595,980	629,843
Refundable deposits paid	(218,253)	(25,460)
Refundable deposits refunded	161,583	59,041
Net cash inflow from disposal of subsidiary (Note 30)	601,047	—

Net cash used in investing activities	(61,278,131)	(182,354,151)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(30,334,110)	19,220,278
Interest paid	(1,212,515)	(889,467)
Guarantee deposits received	454,190	10,374
Guarantee deposits refunded	(443,769)	(3,742)
Decrease in obligations under finance leases	(29,098)	(28,426)
Proceeds from exercise of employee stock options	33,891	33,487
Decrease in noncontrolling interests	(42,719)	(45,527)

Net cash generated by (used in) financing activities	(31,574,130)	18,296,977

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(3,850,952)	(194,504)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six months Ended June 30
	2015	2014 (Adjusted)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$170,364,600	$12,358,126

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF PERIOD	81,478	—

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF PERIOD	358,449,029	242,695,447

CASH AND CASH EQUIVALENTS, END OF PERIOD	$528,895,107	$255,053,573

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 and 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 37.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 11, 2015.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 version of the International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IASs (SIC) (collectively, “IFRSs”) endorsed by the Financial Supervisory Commission (FSC) (collectively, “2013 Taiwan-IFRSs version”)

According to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

The Company believes that as a result of the adoption of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the following items have impacted the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 for the Company’s annual consolidated financial statements are more extensive than in the previous standards.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only are extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively from January 1, 2015. Please refer to Note 31 for related disclosures.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that may not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis.

The items that may not be reclassified subsequently to profit or loss include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that may be reclassified subsequently to profit or loss include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income.

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, require to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

The impact on the current period is summarized as follows:

Impact on Assets, Liabilities and Equity	June 30, 2015
Increase in investments accounted for using equity method	$327
Increase in deferred income tax assets	1,374

Increase in assets	$1,701

Increase in net defined benefit liability	$11,446

Increase in liabilities	$11,446

Decrease in retained earnings	$(9,745)

Decrease in equity	$(9,745)

Impact on Total Comprehensive Income		Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Increase in cost of revenue		$(3,676)	$(7,363)
Increase in operating expense		(2,047)	(4,083)
Increase in share of profit of associate and joint venture		160	327
Decrease in income tax expense		687	1,374

Decrease in net income and other comprehensive income attributable to shareholders of the parent		$(4,876)	$(9,745)

The impact on the prior reporting periods is summarized as follows:

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted
December 31, 2014
Noncurrent assets held for sale	$945,356	$(1,148)	$944,208
Investments accounted for using equity method	28,251,002	4,735	28,255,737
Deferred income tax assets	5,227,128	(88,346)	5,138,782

Total effect on assets		$(84,759)

Liabilities directly associated with noncurrent assets held for sale	220,191	$(1,148)	219,043
Net defined benefit liability	7,303,978	(736,196)	6,567,782

Total effect on liabilities		$(737,344)

Retained earnings	704,512,664	$652,610	705,165,274
Noncontrolling interests	127,246	(25)	127,221

Total effect on equity		$652,585

June 30, 2014

Investments accounted for using the equity method	26,355,811	$5,409	26,361,220
Deferred income tax assets	5,009,457	(93,466)	4,915,991

Total effect on assets		$(88,057)

Net defined benefit liability	7,589,543	$(778,770)	6,810,773

Total effect on liabilities		$(778,770)

Retained earnings	547,980,330	$690,827	548,671,157
Noncontrolling interests	173,780	(114)	173,666

Total effect on equity		$690,713

(Continued)

Impact on Assets, Liabilities and Equity	As Originally Stated	Adjustments Arising from Initial Application	Adjusted
January 1, 2014

Investments accounted for using the equity method	$28,316,260	$4,981	$28,321,241
Deferred income tax assets	7,239,609	(94,605)	7,145,004

Total effect on assets		$(89,624)

Net defined benefit liability	7,589,926	$(788,263)	6,801,663

Total effect on liabilities		$(788,263)

Retained earnings	518,193,152	$698,760	518,891,912
Noncontrolling interests	266,830	(121)	266,709

Total effect on equity		$698,639

(Concluded)

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted
Three months ended June 30, 2014
Cost of revenue	$(91,823,190)	$(3,094)	$(91,826,284)
Operating expense	(20,251,755)	(1,653)	(20,253,408)
Share of the profit or loss of associates and joint ventures	1,047,626	199	1,047,825
Income tax expense	(14,438,263)	570	(14,437,693)

Impact on net income for the period		$(3,978)

Impact on net income attributable to:
Shareholders of the parent	$59,702,284	$(3,981)	$59,698,303
Noncontrolling interests	(42,427)	3	(42,424)

	$59,659,857	$(3,978)	$59,655,879

Impact on total comprehensive income attributable to:
Shareholders of the parent	$56,604,654	$(3,981)	$56,600,673
Noncontrolling interests	(43,448)	3	(43,445)

	$56,561,206	$(3,978)	$56,557,228

(Continued)

Impact on Total Comprehensive Income	As Originally Stated	Adjustments Arising from Initial Application	Adjusted
Six months ended June 30, 2014
Cost of revenue	$(169,659,283)	$(6,186)	$(169,665,469)
Operating expense	(38,126,750)	(3,307)	(38,130,057)
Share of the profit or loss of associates and joint ventures	2,003,006	428	2,003,434
Income tax expense	(19,894,327)	1,139	(19,893,188)

Impact on net income for the period		$(7,926)

Impact on net income attributable to:
Shareholders of the parent	$107,573,029	$(7,933)	$107,565,096
Noncontrolling interests	(67,394)	7	(67,387)

	$107,505,635	$(7,926)	$107,497,709

Impact on total comprehensive income attributable to:
Shareholders of the parent	$106,888,320	$(7,933)	$106,880,387
Noncontrolling interests	(67,191)	7	(67,184)

	$106,821,129	$(7,926)	$106,813,203

(Concluded)

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Prospectively applicable to transactions beginning on or after January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

IFRS 15 Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2014.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2014.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2015	December 31, 2014	June 30, 2014	Note
TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a)
	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	—	92%	92%	b)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2015	December 31, 2014	June 30, 2014	Note
TSMC	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	TSMC and TSMC GN aggregately have a 99.8% controlling interest of in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	—	—	100%	a), c)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	—	100%	100%	a), d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	—	—	a), d)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	—	100%	100%	a), d)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL as of December 31, 2014 and June 30, 2014. TSMC and TSMC GN have completed the disposal of TSMC SSL in February 2015. Please refer to Note 30.
Note c:	To simplify overseas investment structure, in the second quarter of 2014, the Board of Directors of TSMC SSL approved to file for the liquidation of TSMC Lighting NA. The liquidation procedure has been completed in the third quarter of 2014.
Note d:	To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe After the liquidation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, will be held directly by TSMC Solar. The liquidation procedure has been completed in the second quarter of 2015.

Retirement Benefits

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2014.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2015	December 31, 2014	June 30, 2014
Cash and deposits in banks	$522,994,073	$352,761,240	$243,638,487
Repurchase agreements collateralized by corporate bonds	4,155,782	3,920,562	3,613,365
Repurchase agreements collateralized by short-term commercial paper	898,859	449,180	1,708,393
Repurchase agreements collateralized by government bonds	546,526	158,722	1,056,695
Commercial paper	299,867	1,159,325	5,036,633

	$528,895,107	$358,449,029	$255,053,573

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2015	December 31, 2014	June 30, 2014
Derivative financial assets

Forward exchange contracts	$31,580	$73,117	$63,907
Cross currency swap contracts	26,955	118,928	94,358

	$58,535	$192,045	$158,265

Derivative financial liabilities

Forward exchange contracts	$780,721	$126,607	$8,667
Cross currency swap contracts	—	359,607	10,751

	$780,721	$486,214	$19,418

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
June 30, 2015
Sell EUR/Buy US$	July 2015	EUR3,400/US$3,834
Sell NT$/Buy US$	July 2015	NT$1,868,845/US$60,500
Sell US$/Buy EUR	July 2015	US$10,153/EUR9,079
Sell US$/Buy JPY	July 2015	US$40,000/JPY4,947,990
Sell US$/Buy NT$	July 2015 to August 2015	US$2,345,000/NT$72,072,355
Sell US$/Buy RMB	July 2015	US$90,000/RMB559,832

December 31, 2014

Sell EUR/Buy US$	January 2015	EUR4,550/US$5,561
Sell NT$/Buy US$	January 2015	NT$1,632,401/US$51,900
Sell US$/Buy EUR	January 2015	US$29,450/EUR24,100
Sell US$/Buy JPY	January 2015	US$226,003/JPY27,150,983
Sell US$/Buy NT$	January 2015	US$170,000/NT$5,276,500
Sell US$/Buy RMB	January 2015	US$181,000/RMB1,129,243

June 30, 2014

Sell EUR/Buy US$	July 2014	EUR2,130/ US$2,900
Sell NT$/Buy JPY	July 2014	NT$190,637/JPY650,000
Sell NT$/Buy US$	July 2014	NT$1,291,583/ US$43,100
Sell US$/Buy EUR	July 2014	US$81,794/EUR60,000
Sell US$/Buy JPY	July 2014	US$407,388/JPY41,429,419
Sell US$/Buy NT$	July 2014	US$60,000/NT$1,801,440
Sell US$/Buy RMB	July 2014 to August 2014	US$132,000/RMB823,267

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received
June 30, 2015

July 2015	NT$3,033,613/US$98,500	—	0.10%

December 31, 2014

January 2015	NT$2,511,905/US$80,080	—	0.05%-0.13%
January 2015	US$1,460,000/NT$45,974,755	0.16%-1.92%	—

June 30, 2014

July 2014	NT$2,461,848/US$82,080	—	0.20%-0.48%
July 2014 to August 2014	US$870,000/NT$26,093,255	0.25%-1.92%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Publicly traded stocks	$14,216,491	$73,797,085	$59,082,115
Money market funds	383	391	367

	$14,216,874	$73,797,476	$59,082,482

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period will end within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Commercial paper	$7,180,351	$4,485,593	$299,230

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2015	December 31, 2014	June 30, 2014
Financial liabilities- current

Fair value hedges
Stock forward contracts	$2,625,763	$16,364,241	$4,282,501

Financial liabilities- noncurrent

Fair value hedges
Stock forward contracts	$—	$—	$1,277,058

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	June 30, 2015		December 31, 2014		June 30, 2014
Contract amount (US$ in thousands)		$10,575,328		$56,172,570		$52,874,969
	(US$	340,371)	(US$	1,771,000)	(US$	1,771,000)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2015	December 31, 2014	June 30, 2014
Notes and accounts receivable	$99,479,058	$115,221,473	$86,911,018
Allowance for doubtful receivables	(486,704)	(486,730)	(486,590)

Notes and accounts receivable, net	$98,992,354	$114,734,743	$86,424,428

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	June 30, 2015	December 31, 2014	June 30, 2014
Neither past due nor impaired	$84,924,664	$102,692,871	$78,140,966
Past due but not impaired
Past due within 30 days	12,393,941	12,041,872	8,283,462
Past due 31-60 days	1,466,102	—	—
Past due 61-120 days	207,647	—	—

	$98,992,354	$114,734,743	$86,424,428

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	10,861	597	11,458
Reversal	—	(11,383)	(11,383)
Effect of exchange rate changes	—	(101)	(101)

Balance at June 30, 2015	$18,954	$467,750	$486,704

Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	17,220	4,495	21,715
Reversal	—	(21,715)	(21,715)
Effect of exchange rate changes	—	2	2

Balance at June 30, 2014	$25,278	$461,312	$486,590

Aging analysis of accounts receivable that is individually determined as impaired

	June 30, 2015	December 31, 2014	June 30, 2014
Not past due	$4,984	$—	$—
Past due 1-30 days	4,387	—	17,326
Past due 31-60 days	1,656	—	334
Past due over 121 days	7,927	8,093	7,618

	$18,954	$8,093	$25,278

12.	INVENTORIES

	June 30, 2015	December 31, 2014	June 30, 2014
Finished goods	$14,418,570	$9,972,024	$5,379,673
Work in process	45,538,445	51,027,892	40,510,250
Raw materials	4,146,095	3,222,523	3,152,079
Supplies and spare parts	2,175,487	2,115,532	1,912,263

	$66,278,597	$66,337,971	$50,954,265

Write-down of inventories to net realizable value or reversal of the reserve for inventory write-downs resulting from the increase in net realizable value was included in the cost of revenue, which were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Inventory losses	$(401,637)	$933,574	$1,367,721	$1,523,608

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2015	December 31, 2014	June 30, 2014
Non-publicly traded stocks	$1,580,737	$1,606,659	$1,736,734
Mutual funds	277,639	193,883	280,794

	$1,858,376	$1,800,542	$2,017,528

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stock of Alchip Technologies, Ltd. was listed on the Taiwan Stock Exchange Corporation in October 2014. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	June 30, 2015	December 31, 2014	June 30, 2014
Associates	$22,446,195	$24,968,071	$22,790,705
Joint venture	3,469,013	3,287,666	3,570,515

	$25,915,208	$28,255,737	$26,361,220

a.	Investments in associates

Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities		June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2015	December 31, 2014	June 30, 2014
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$8,196,482	$10,105,485	$9,210,729	28%	33%	33%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	7,831,408	8,296,955	6,940,820	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	3,154,231	3,408,945	3,741,837	18%	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,250,809	2,053,982	1,875,214	35%	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,013,265	1,102,704	1,022,105	35%	35%	35%

			$22,446,195	$24,968,071	$22,790,705

In March 2015, Xintec listed its shares on the R.O.C. Over-the-Counter (Taipei Exchange). Consequently, TSMC’s percentage of ownership over Xintec was diluted to approximately 35.4%. In April 2015, TSMC sold 2,172 thousand common shares of Xintec and recognized a disposal gain of NT$43,017 thousand in the second quarter of 2015. After the sale, TSMC owned approximately 34.6% of the equity interest in Xintec.

In both of the second quarters of 2015 and 2014, the Company sold 82,000 thousand common shares of VIS and respectively recognized a disposal gain of NT$2,263,539 thousand and NT$2,028,643 thousand. After the sale, the Company owned approximately 28.3% and 33.7% of the equity interest in VIS.

In June 2015, Motech merged with Tpcell Solar International Co., Ltd (TSi) with exchange of shares. As a result, the Company’s percentage of ownership over Motech decreased to 18.0%. Motech continues to be accounted for using equity method as the Company still retains significant influence over Motech.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2015	December 31, 2014	June 30, 2014
VIS	$22,932,641	$28,567,489	$26,191,416

Motech	$3,201,760	$4,242,769	$4,172,786

GUC	$3,571,621	$4,327,965	$4,341,971

Xintec	$4,082,245

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities		June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2015	December 31, 2014	June 30, 2014
VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$3,469,013	$ 3,287,666	$3,570,515	49%	49%	49%

In August 2015, the Board of Directors of TSMC approved the acquisition of OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. Inc., at an amount not more than US$126 million. The acquisition of shares is conditional on related governments (including the Unites States) approving a Chinese consortium’s acquisition of OVT.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total
Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	4,968,013	77,365,235	1,628,622	—	36,568,389	120,530,259
Disposals or retirements	—	—	(949,684)	(709,966)	—	—	(1,659,650)
Effect of exchange rate changes	(16,849)	(460,203)	(1,096,526)	(58,461)	(16,785)	(69,523)	(1,718,347)

Balance at June 30, 2015	$4,019,936	$273,671,660	$1,829,489,252	$28,821,030	$824,369	$145,833,602	$2,282,659,849

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	14,224	7,833,137	98,831,428	1,844,552	21,455	—	108,544,796
Disposals or retirements	—	—	(912,589)	(666,231)	—	—	(1,578,820)
Impairment	—	—	31,305	—	—	—	31,305
Effect of exchange rate changes	(9,433)	(325,663)	(957,574)	(47,778)	(8,946)	—	(1,349,394)

Balance at June 30, 2015	$463,931	$148,753,387	$1,285,380,972	$17,898,477	$459,906	$—	$1,452,956,673

Carrying amounts at January 1, 2015	$3,577,645	$127,917,937	$565,781,825	$11,192,901	$393,757	$109,334,736	$818,198,801

Carrying amounts at June 30, 2015	$3,556,005	$124,918,273	$544,108,280	$10,922,553	$364,463	$145,833,602	$829,703,176

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions	—	21,992,818	243,696,287	4,269,496	—	(138,669,929)	131,288,672
Disposals or retirements	—	—	(739,238)	(426,337)	—	—	(1,165,575)
Reclassification	—	(1,996)	1,996	—	—	—	—
Effect of exchange rate changes	1,457	(224,902)	(395,235)	(8,766)	(12,782)	(2,013)	(642,241)

Balance at June 30, 2014	$3,988,366	$250,948,656	$1,656,483,604	$25,896,425	$791,648	$133,501,851	$2,071,610,550

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$—	$1,149,463,781
Additions	13,767	7,328,768	77,587,232	1,387,716	20,960	—	86,338,443
Disposals or retirements	—	—	(680,321)	(426,259)	—	—	(1,106,580)
Impairment	—	—	239,864	—	—	—	239,864
Reclassification	—	(532)	532	—	—	—	—
Effect of exchange rate changes	610	(135,642)	(343,389)	(7,518)	(6,445)	—	(492,384)

Balance at June 30, 2014	$418,569	$132,426,760	$1,086,017,607	$15,179,710	$400,478	$—	$1,234,443,124

Carrying amounts at June 30, 2014	$3,569,797	$118,521,896	$570,465,997	$10,716,715	$391,170	$133,501,851	$837,167,426

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment was expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the six months ended June 30, 2014.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total
Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	540,027	202,818	311,139	1,053,984
Retirements	—	—	(91,578)	—	(91,578)
Effect of exchange rate changes	(88,279)	(5,354)	(3,165)	(2,802)	(99,600)

Balance at June 30, 2015	$5,800,534	$6,884,926	$18,805,173	$4,600,892	$36,091,525

Accumulated amortization

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	445,742	830,478	280,087	1,556,307
Retirements	—	—	(91,578)	—	(91,578)
Effect of exchange rate changes	—	(5,354)	(2,978)	(588)	(8,920)

Balance at June 30, 2015	$—	$4,219,300	$15,597,068	$3,336,650	$23,153,018

Carrying amounts at January 1, 2015	$5,888,813	$2,571,341	$3,835,952	$1,235,404	$13,531,510

Carrying amounts at June 30, 2015	$5,800,534	$2,665,626	$3,208,105	$1,264,242	$12,938,507

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	—	501,134	74,638	624,465	1,200,237
Retirements	—	—	(23,315)	—	(23,315)
Effect of exchange rate changes	7,629	—	(2,070)	(2,153)	3,406

Balance at June 30, 2014	$5,635,146	$4,945,962	$17,136,058	$4,351,708	$32,068,874

Accumulated amortization

Balance at January 1, 2014	$—	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	—	207,843	731,718	323,487	1,263,048
Retirements	—	—	(23,315)	—	(23,315)
Effect of exchange rate changes	—	—	(1,922)	(407)	(2,329)

Balance at June 30, 2014	$—	$3,549,510	$14,145,616	$2,940,441	$20,635,567

Carrying amounts at June 30, 2014	$5,635,146	$1,396,452	$2,990,442	$1,411,267	$11,433,307

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% and 8.50% in its test of impairment as of December 31, 2014 and 2013, respectively, to reflect the relevant specific risk in the cash-generating unit.

17.	OTHER ASSETS

	June 30, 2015	December 31, 2014	June 30, 2014
Tax receivable	$1,795,457	$2,187,136	$1,835,877
Prepaid expenses	1,171,189	1,399,810	1,120,915
Long-term receivable	347,000	385,700	652,000
Others	1,033,025	885,470	707,729

	$4,346,671	$4,858,116	$4,316,521

Current portion	$3,028,691	$3,656,110	$2,931,372
Noncurrent portion	1,317,980	1,202,006	1,385,149

	$4,346,671	$4,858,116	$4,316,521

18.	SHORT-TERM LOANS

	June 30, 2015	December 31, 2014	June 30, 2014
Unsecured loans
Amount	$5,592,600	$36,158,520	$34,705,206

Original loan content
US$ (in thousands)	$180,000	$1,140,000	$1,101,000
EUR (in thousands)	—	—	45,000
Annual interest rate	0.38%-0.44%	0.38%-0.50%	0.38%-0.51%
Maturity date	Due in July 2015	Due in January 2015	Due by August 2014

19.	PROVISIONS

	June 30, 2015	December 31, 2014	June 30, 2014
Sales returns and allowances	$8,593,075	$10,445,452	$7,709,195
Warranties	16,756	19,828	14,741

	$8,609,831	$10,465,280	$7,723,936

Current portion	$8,593,075	$10,445,452	$7,709,195
Noncurrent portion (classified under other noncurrent liabilities)	16,756	19,828	14,741

	$8,609,831	$10,465,280	$7,723,936

	Sales Returns and Allowances	Warranties	Total
Six months ended June 30, 2015

Balance, beginning of period	$10,445,452	$19,828	$10,465,280
Provision	6,353,637	6,071	6,359,708
Payment	(8,196,055)	(8,399)	(8,204,454)
Effect of exchange rate changes	(9,959)	(744)	(10,703)

Balance, end of period	$8,593,075	$16,756	$8,609,831

Six months ended June 30, 2014

Balance, beginning of period	$7,603,781	$10,452	$7,614,233
Provision	3,504,209	5,549	3,509,758
Payment	(3,395,000)	(1,194)	(3,396,194)
Effect of exchange rate changes	(3,795)	(66)	(3,861)

Balance, end of period	$7,709,195	$14,741	$7,723,936

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	June 30, 2015	December 31, 2014	June 30, 2014
Domestic unsecured bonds	$166,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	46,605,000	47,577,000	44,784,000

	212,805,000	213,777,000	210,984,000
Less: Discounts on bonds payable	(82,394)	(103,182)	(114,941)
Less: Current portion	(10,865,822)	—	—

	$201,856,784	$213,673,818	$210,869,059

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment
April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	June 30, 2015	December 31, 2014	June 30, 2014
Capacity guarantee	$28,351,375	$30,132,100	$—
Others	167,587	164,075	157,011

	$28,518,962	$30,296,175	$157,011

Current portion (classified under accrued expenses and other current liabilities)	$6,602,375	$4,757,700	$—
Noncurrent portion	21,916,587	25,538,475	157,011

	$28,518,962	$30,296,175	$157,011

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable during the three months ended June 30, 2015.

22.	EQUITY

a.	Capital stock

	June 30, 2015	December 31, 2014	June 30, 2014
Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,929,662	25,929,375

Issued capital	$259,303,805	$259,296,624	$259,293,750

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2015, 1,073,071 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,365,357 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2015	December 31, 2014	June 30, 2014
Additional paid-in capital	$24,184,939	$24,053,965	$24,043,271
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	78,464	104,335	81,093
From share of changes in equities of associates and joint venture	572,144	134,210	205,061
Donations	55	55	55

	$56,532,959	$55,989,922	$56,026,837

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of employee remuneration or profit sharing to employees and bonus to directors for the three months ended June 30, 2015 and 2014, and the six months ended June 30, 2015 and 2014, and the actual appropriations for the years ended December 31, 2014 and 2013, please refer to Employee benefits expense in Note 29.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2014 and 2013 earnings have been approved by TSMC’s shareholders in its meeting held on June 9, 2015 and on June 24, 2014, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2014	Year 2013	Year 2014	Year 2013
Legal capital reserve	$26,389,879	$18,814,679
Special capital reserve	—	(2,785,741)
Cash dividends to shareholders	116,683,481	77,785,851	$4.50	$3.00

	$143,073,360	$93,814,789

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Six months Ended June 30, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	(4,654,336)	—	—	(4,654,336)
Changes in fair value of available-for-sale financial assets	—	(174,880)	—	(174,880)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(993,026)	(16,649,252)	—	(17,642,278)
Share of other comprehensive income of associates and joint venture	43,487	544,976	(175)	588,288
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	4,356	2,051	11	6,418
Income tax effect	—	(18,104)	—	(18,104)

Balance, end of period	$(1,097,406)	$4,952,274	$(469)	$3,854,399

	Six months Ended June 30, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total
Balance, beginning of period	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	(220,808)	—	—	(220,808)
Changes in fair value of available-for-sale financial assets	—	(313,697)	—	(313,697)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(133,160)	—	(133,160)
Share of other comprehensive income of associates and joint venture	(5,872)	(236)	90	(6,018)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	—	97
Income tax effect	—	(11,123)	—	(11,123)

Balance, end of period	$(7,364,025)	$20,849,645	$(23)	$13,485,597

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Six months Ended June 30
	2015	2014
Balance, beginning of period	$127,221	$266,709
Share of noncontrolling interests
Net loss	(10,613)	(67,387)
Exchange differences arising on translation of foreign operations	(564)	47
Changes in fair value of available-for-sale financial assets	(8,523)	1,116
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(89)	(860)
Share of other comprehensive income of associates and joint venture	(899)	(100)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3	—
Adjustments to share of changes in equities of associates and joint venture	126	(66)
From share of changes in equities of subsidiaries	25,871	19,734
Decrease in noncontrolling interests	(42,719)	(45,527)
Effect of disposal of subsidiary	(42,640)	—

Balance, end of period	$47,174	$173,666

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for six months ended June 30, 2015 and 2014. TSMC elected to take the optional exemption for its issued employee stock options from applying IFRS 2 “Share-based Payment.” The related information is as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)
Six months ended June 30, 2015

Balance, beginning of period	718	$47.2
Options exercised	(718)	47.2

Balance, end of period	—	—

Balance exercisable, end of period	—	—

Six months ended June 30, 2014

Balance, beginning of period	1,763	$45.9
Options exercised	(758)	44.2

Balance, end of period	1,005	47.2

Balance exercisable, end of period	1,005	47.2

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

Information about TSMC’s outstanding stock options was as follows:

December 31, 2014		June 30, 2014
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.4	$47.2	0.9

24.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net revenue from sale of goods	$205,306,861	$182,882,159	$427,206,385	$330,879,781
Net revenue from royalties	132,891	138,325	267,511	355,875

	$205,439,752	$183,020,484	$427,473,896	$331,235,656

25.	FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Interest expense
Corporate bonds	$774,417	$770,126	$1,538,335	$1,540,103
Bank loans	4,003	26,379	28,958	48,007
Finance leases	4,922	4,841	9,929	9,810
Others	59	104	121	110

	$783,401	$801,450	$1,577,343	$1,598,030

26.	OTHER GAINS AND LOSSES

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Gain on disposal of financial assets, net
Available-for-sale financial assets	$17,639,406	$113,033	$17,642,367	$134,020
Financial assets carried at cost	28,354	28,936	70,597	52,694
Gain on disposal of investments accounted for using equity method	2,305,323	2,028,643	2,305,323	2,028,643
Other gains	11,240	66,911	27,409	114,524

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net gain on financial instruments at FVTPL
Held for trading	$243,123	$450,728	$560,678	$554,838
Fair value hedges
Loss from hedging instruments	(5,329,381)	(914,921)	(737,305)	(589,243)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	4,901,475	406,070	299,191	78,109
Other losses	(21,718)	(2,751)	(28,253)	(153,552)

	$19,777,822	$2,176,649	$20,140,007	$2,220,033

(Concluded)

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Current income tax expense
Current tax expense recognized in the current period	$18,461,370	$11,103,041	$28,865,330	$17,122,994
Income tax adjustments on prior years	(793,673)	404,566	(793,673)	404,566
Other income tax adjustments	107,473	111,171	149,512	138,167

	17,775,170	11,618,778	28,221,169	17,665,727

Deferred income tax expense (benefit)
Temporary differences	(230,930)	619,252	(414,198)	(55,187)
Investment tax credits and loss carryforward	1,174,539	2,199,663	186,880	2,282,648

	943,609	2,818,915	(227,318)	2,227,461

Income tax expense recognized in profit or loss	$18,718,779	$14,437,693	$27,993,851	$19,893,188

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Deferred income tax expense
Related to unrealized gain/loss on available-for-sale financial assets	$13,311	$14,079	$18,104	$11,123

c.	Integrated income tax information

	June 30, 2015	December 31, 2014	June 30, 2014
Balance of the Imputation Credit Account - TSMC	$61,581,277	$35,353,150	$37,461,918

The estimated creditable ratio for distribution of TSMC’s earnings of 2014 was 11.13%; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law.

The actual creditable ratio for distribution of TSMC’s earnings of 2013 was 9.78%, which is calculated based on the Rule No.10204562810 issued by the Ministry of Finance to include the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings in the year of first-time adoption of Taiwan-IFRSs.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Basic EPS	$3.06	$2.30	$6.11	$4.15

Diluted EPS	$3.06	$2.30	$6.11	$4.15

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)
Three months ended June 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$79,417,514	25,930,375	$3.06

Effect of dilutive potential common shares	—	5

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$79,417,514	25,930,380	$3.06

Three months ended June 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$59,698,303	25,929,328	$2.30

Effect of dilutive potential common shares	—	662

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$59,698,303	25,929,990	$2.30

Six months ended June 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$158,407,425	25,930,194	$6.11

Effect of dilutive potential common shares	—	186

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$158,407,425	25,930,380	$6.11

Six months ended June 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$107,565,096	25,929,089	$4.15

Effect of dilutive potential common shares	—	880

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$107,565,096	25,929,969	$4.15

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, employee remuneration or profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of employee remuneration or profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until employee remuneration or profit sharing to employees to be settled in the form of common stocks are approved in the following year.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

		Three Months Ended June 30		Six Months Ended June 30
		2015	2014	2015	2014
a.	Depreciation of property, plant and equipment

	Recognized in cost of revenue	$50,147,268	$41,804,816	$101,188,982	$79,262,241
	Recognized in operating expenses	3,685,080	3,541,464	7,343,371	7,063,759
	Recognized in other operating income and expenses	6,221	6,221	12,443	12,443

		$53,838,569	$45,352,501	$108,544,796	$86,338,443

b.	Amortization of intangible assets

	Recognized in cost of revenue	$404,092	$320,331	$811,842	$653,798
	Recognized in operating expenses	380,446	306,282	744,465	609,250

		$784,538	$626,613	$1,556,307	$1,263,048

c.	Research and development costs expensed as incurred	$16,612,213	$13,610,337	$33,393,676	$25,678,229

d.	Employee benefits expenses

	Post-employment benefits
	Defined contribution plans	$501,747	$430,816	$977,573	$843,268
	Defined benefit plans	79,591	63,832	147,719	152,874

		581,338	494,648	1,125,292	996,142
	Other employee benefits	22,918,891	19,025,491	45,163,630	35,856,007

		$23,500,229	$19,520,139	$46,288,922	$36,852,149

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Employee benefits expense summarized by function
Recognized in cost of revenue	$13,576,089	$11,592,250	$26,870,583	$22,004,321
Recognized in operating expenses	9,924,140	7,927,889	19,418,339	14,847,828

	$23,500,229	$19,520,139	$46,288,922	$36,852,149

(Concluded)

Under the Company Act as amended in May 2015, the Company’s Articles of Incorporation should stipulate a fixed amount or ratio of annual profit to be distributed as employee remuneration. The Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting.

TSMC accrued employee remuneration or profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$5,338,604 thousand and NT$3,992,231 thousand for the three months ended June 30, 2015 and 2014, respectively; and NT$10,621,290 thousand and NT$7,192,947 thousand for the six months ended June 30, 2015 and 2014, respectively. Bonuses to members of the Board of Directors were expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, had been approved by the shareholders in its meeting held on June 9, 2015 and June 24, 2014, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 10, 2015 and February 18, 2014 and the same amount had been charged against earnings of 2014 and 2013, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

30.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation (EPISTAR). Accordingly, the Company reclassified TSMC SSL as a disposal group held for sale in its consolidated balance sheet as of December 31, 2014. The expected fair value less costs to sell is substantially lower than the carrying amount of the related net assets of TSMC SSL; as such, impairment losses of NT$734,467 thousand were recognized under other operating gains and losses in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2014. The transaction was completed in February 2015. For the major classes of assets and liabilities classified as held for sale, please refer to Note 13 to the consolidated financial statements for the year ended December 31, 2014.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Analysis of assets and liabilities over which the control was lost

Assets
Cash and cash equivalents	$81,478
Inventories	28,519
Other current assets	91,331
Property, plant and equipment	643,699
Intangible assets	47,373
Others	51,808
Liabilities
Salary and bonus payable	(38,151)
Accrued expenses and other current liabilities	(68,132)
Net defined benefit liability	(35,845)
Others	(76,915)

Net assets disposed of	$725,165

c.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

d.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: balance of cash and cash equivalents disposed of	81,478

$601,047

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

		June 30, 2015	December 31, 2014	June 30, 2014
Financial assets
FVTPL
Held for trading derivatives	a)	$58,535	$200,364	$158,265
Available-for-sale financial assets	b)	16,075,250	75,598,018	61,100,010
Held-to-maturity financial assets	—	7,180,351	4,485,593	299,230

(Continued)

		June 30, 2015	December 31, 2014	June 30, 2014
Loans and receivables
Cash and cash equivalents	a)	$528,895,107	$358,530,507	$255,053,573
Notes and accounts receivables (including related parties)	a)	99,737,061	115,057,965	86,887,160
Other receivables	a)	12,320,574	4,051,452	4,364,503
Refundable deposits	a)	408,585	356,582	2,476,534

		$664,675,463	$558,280,481	$410,339,275

Financial liabilities
FVTPL
Held for trading derivatives	a)	$780,721	$486,614	$19,418
Derivative financial instruments in designated hedge accounting relationships	—	2,625,763	16,364,241	5,559,559
Amortized cost
Short-term loans	—	5,592,600	36,158,520	34,705,206
Accounts payable (including related parties)	a)	21,100,895	23,379,762	21,697,296
Payables to contractors and equipment suppliers	a)	43,610,962	26,983,424	34,657,746
Cash dividends payable	—	116,683,481	—	77,785,851
Accrued expenses and other current liabilities	a)	21,890,115	22,248,135	17,572,283
Bonds payable (including long-term liabilities - current portion)	—	212,722,606	213,673,818	210,869,059
Long-term bank loans (including long-term liabilities - current portion)	—	40,000	40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	—	18,000	36,000	54,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	a)	28,518,962	30,297,600	157,011

		$453,584,105	$369,668,114	$403,117,429

(Concluded)

Note a:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale as of December 31, 2014.
Note b:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the six months ended June 30, 2015 and 2014 would have decreased by NT$1,618,369 thousand and NT$686,238 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$166 thousand for both six months ended June 30, 2015 and 2014, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the six months ended June 30, 2015 and 2014 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the six months ended June 30, 2015 and 2014 would have decreased by NT$135,538 thousand and NT$128,251 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily bank deposits, fixed-income investments and other financial instruments. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2015, December 31, 2014 and June 30, 2014, the Company’s ten largest customers accounted for 66%, 76% and 67% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
June 30, 2015

Non-derivative financial liabilities

Short-term loans	$5,594,309	$—	$—	$—	$5,594,309
Accounts payable (including related parties)	21,100,895	—	—	—	21,100,895
Payables to contractors and equipment suppliers	43,610,962	—	—	—	43,610,962
Accrued expenses and other current liabilities	21,890,115	—	—	—	21,890,115
Bonds payable	13,915,132	107,533,065	66,178,944	36,407,035	224,034,176
Long-term bank loans	3,931	21,933	18,002	—	43,866
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Obligations under finance leases	29,076	58,151	755,364	—	842,591
Guarantee deposits (including those classified under accrued expense and other current liabilities)	6,602,375	12,595,587	9,321,000	—	28,518,962

	112,764,795	120,208,736	76,273,310	36,407,035	345,653,876

Derivative financial instruments

Forward exchange contracts
Outflows	76,898,431	—	—	—	76,898,431
Inflows	(76,154,158)	—	—	—	(76,154,158)

	744,273	—	—	—	744,273

Cross currency swap contracts
Outflows	3,033,613	—	—	—	3,033,613
Inflows	(3,060,582)	—	—	—	(3,060,582)

	(26,969)	—	—	—	(26,969)

Stock forward contracts
Outflows	10,575,328	—	—	—	10,575,328
Inflows	(10,575,328)	—	—	—	(10,575,328)

	—	—	—	—	—

	$113,482,099	$120,208,736	$76,273,310	$36,407,035	$346,371,180

December 31, 2014

Non-derivative financial liabilities

Short-term loans	$36,164,316	$—	$—	$—	$36,164,316
Accounts payable (including related parties)	23,370,424	—	—	—	23,370,424
Payables to contractors and equipment suppliers	26,980,408	—	—	—	26,980,408
Accrued expenses and other current liabilities	22,177,901	—	—	—	22,177,901
Bonds payable	3,079,862	66,720,514	98,460,598	58,320,169	226,581,143
Long-term bank loans	1,450	19,792	20,846	2,504	44,592
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	18,000	18,000	—	—	36,000
Obligations under finance leases	29,667	59,335	800,409	—	889,411
Guarantee deposits (including those classified under accrued expense and other current liabilities)	4,757,700	12,851,275	12,687,200	—	30,296,175

	116,579,728	79,668,916	111,969,053	58,322,673	366,540,370

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total
Derivative financial instruments
Forward exchange contracts
Outflows	$17,327,250	$—	$—	$—	$17,327,250
Inflows	(17,283,079)	—	—	—	(17,283,079)

	44,171	—	—	—	44,171

Cross currency swap contracts
Outflows	47,291,943	—	—	—	47,291,943
Inflows	(46,970,942)	—	—	—	(46,970,942)

	321,001	—	—	—	321,001

Stock forward contracts
Outflows	56,172,570	—	—	—	56,172,570
Inflows	(56,172,570)	—	—	—	(56,172,570)

	—	—	—	—	—

	$116,944,900	$79,668,916	$111,969,053	$58,322,673	$366,905,542

June 30, 2014

Non-derivative financial liabilities

Short-term loans	$34,713,484	$—	$—	$—	$34,713,484
Accounts payable (including related parties)	21,697,296	—	—	—	21,697,296
Payables to contractors and equipment suppliers	34,657,746	—	—	—	34,657,746
Accrued expenses and other current liabilities	17,572,283	—	—	—	17,572,283
Bonds payable	3,038,196	38,216,868	98,612,394	85,318,276	225,185,734
Long-term bank loans	1,450	15,079	21,208	7,579	45,316
Other long-term payables (classified under accrued expenses and other current liabilities and other noncurrent liabilities)	36,000	18,000	—	—	54,000
Obligations under finance leases	27,921	55,843	753,300	—	837,064
Guarantee deposits	—	157,011	—	—	157,011

	111,744,376	38,462,801	99,386,902	85,325,855	334,919,934

Derivative financial instruments

Forward exchange contracts
Outflows	21,906,386	—	—	—	21,906,386
Inflows	(21,976,316)	—	—	—	(21,976,316)

	(69,930)	—	—	—	(69,930)

Cross currency swap contracts
Outflows	28,436,568	—	—	—	28,436,568
Inflows	(28,543,835)	—	—	—	(28,543,835)

	(107,267)	—	—	—	(107,267)

Stock forward contracts
Outflows	42,712,852	10,162,117	—	—	52,874,969
Inflows	(42,712,852)	(10,162,117)	—	—	(52,874,969)

	—	—	—	—	—

	$111,567,179	$38,462,801	$99,386,902	$85,325,855	$334,742,737

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	June 30, 2015		December 31, 2014		June 30, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets

Held-to-maturity financial assets
Commercial paper	$7,180,351	$7,189,249	$4,485,593	$4,486,541	$299,230	$299,857

Financial liabilities

Measured at amortized cost
Bonds payable	212,722,606	213,040,105	213,673,818	213,177,122	210,869,059	210,756,224

2)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

3)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments	$—	$58,535	$—	$58,535

Available-for-sale financial assets

Publicly traded stocks	$14,216,491	$—	$—	$14,216,491
Money market funds	383	—	—	383

	$14,216,874	$—	$—	$14,216,874

Financial liabilities at FVTPL

Derivative financial instruments	$—	$780,721	$—	$780,721

Hedging derivative financial liabilities

Stock forward contract	$—	$2,625,763	$—	$2,625,763

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments (Note)	$—	$200,364	$—	$200,364

Available-for-sale financial assets

Publicly traded stocks	$73,797,085	$—	$—	$73,797,085
Money market funds	391	—	—	391

	$73,797,476	$—	$—	$73,797,476

Financial liabilities at FVTPL

Derivative financial instruments (Note)	$—	$486,614	$—	$486,614

Hedging derivative financial liabilities

Stock forward contract	$—	$16,364,241	$—	$16,364,241

Note:	Including those classified to noncurrent assets held for sale or liabilities directly associated with noncurrent assets held for sale.

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Derivative financial instruments	$—	$158,265	$—	$158,265

Available-for-sale financial assets

Publicly traded stocks	$59,082,115	$—	$—	$59,082,115
Money market funds	367	—	—	367

	$59,082,482	$—	$—	$59,082,482

Financial liabilities at FVTPL

Derivative financial instruments	$—	$19,418	$—	$19,418

Hedging derivative financial liabilities

Stock forward contract	$—	$5,559,559	$—	$5,559,559

For assets and liabilities held as of June 30, 2015, December 31, 2014 and June 30, 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no purchases and disposals for assets on Level 3 for the six months ended June 30, 2015 and 2014, respectively.

Financial assets and liabilities not measured at fair value but for which the fair value is disclosed

For investments in commercial paper, the fair value is determined at the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

The table below sets out the balances for the Company’s assets and liabilities at amortized cost but for which the fair value is disclosed as of June 30, 2015:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Assets

Held-to-maturity securities
Commercial paper	$—	$7,189,249	$—	$7,189,249

Liabilities

Measured at amortized cost
Bonds payable	$213,040,105	$—	$—	$213,040,105

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net revenue
			Three Months Ended June 30		Six Months Ended June 30
			2015	2014	2015	2014
	Item	Related Party Categories
	Net revenue from sale of goods	Associates	$1,171,840	$1,000,358	$2,186,502	$1,993,064
		Joint venture	283	315	667	650

			$1,172,123	$1,000,673	$2,187,169	$1,993,714

	Net revenue from royalties	Associates	$130,168	$127,574	$262,144	$255,064

b.	Purchases
			Three Months Ended June 30		Six Months Ended June 30
			2015	2014	2015	2014
	Related Party Categories
	Associates		$2,974,865	$3,235,213	$5,979,141	$5,851,848

c.	Receivables from related parties
				June 30, 2015	December 31, 2014	June 30, 2014
	Item	Related Party Categories
	Receivables from related parties	Associates		$744,584	$312,641	$462,704
		Joint venture		123	314	28

				$744,707	$312,955	$462,732

	Other receivables from related parties	Associates		$3,164,538	$178,625	$2,875,842
		Joint venture		400,803	—	—

				$3,565,341	$178,625	$2,875,842

d.	Payables to related parties
				June 30, 2015	December 31, 2014	June 30, 2014
	Item	Related Party Categories
	Payables to related parties	Associates		$1,325,844	$1,490,997	$1,679,807
		Joint venture		1,501	493	1,974

				$1,327,345	$1,491,490	$1,681,781

e	Disposal of property, plant and equipment
			Proceeds
			Three Months Ended June 30		Six Months Ended June 30
			2015	2014	2015	2014
	Related Party Categories
	Associates		$—	$15,817	$—	$15,817

f.	Others
			Gains
			Three Months Ended June 30		Six Months Ended June 30
			2015	2014	2015	2014
	Related Party Categories
	Associates		$—	$15,817	$—	$15,817

				June 30, 2015	December 31, 2014	June 30, 2014
	Item	Related Party Categories
	Refundable deposits	Associates		$—	$—	$5,813

			Three Months Ended June 30		Six Months Ended June 30
			2015	2014	2015	2014
	Item	Related Party Categories
	Manufacturing expenses	Associates	$680,185	$651,522	$1,394,699	$1,129,860
		Joint venture	3,023	2,109	5,363	4,695

			$683,208	$653,631	$1,400,062	$1,134,555

	Research and development expenses	Associates	$6,873	$45,302	$25,926	$53,333
		Joint venture	888	233	948	841

			$7,761	$45,535	$26,874	$54,174

	General and administrative expenses	Associates	$1,050	$—	$1,050	$—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and six months ended June 30, 2015 and 2014 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Short-term employee benefits	$484,183	$430,685	$970,226	$763,022
Post-employment benefits	1,037	976	2,042	33,930

	$485,220	$431,661	$972,268	$796,952

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of June 30, 2015, December 31, 2014 and June 30, 2014, the aforementioned other financial assets amounted to NT$269,032 thousand, NT$293,409 thousand and NT$120,705 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between August 2015 and December 2034 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	June 30, 2015	December 31, 2014	June 30, 2014
Not later than 1 year	$1,005,463	$891,767	$872,608
Later than 1 year and not later than 5 years	3,608,378	3,490,783	2,959,087
Later than 5 years	7,168,284	6,576,218	5,215,876

	$11,782,125	$10,958,768	$9,047,571

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2015, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2015.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit and the oral argument was heard in April 2015. There has not been a decision yet. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012, and the lock-up period expired on May 1, 2015. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of June 30, 2015, TSMC has paid EUR 137,186 thousand to ASML under the research and development funding agreement.

f.	In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies alleging infringing of several U.S. patents. Subsequently, TSMC and Zond initiated additional legal actions in the U.S. District Courts for the District of Delaware and the District of Massachusetts over several additional patents owned by Zond. In March 2015, all pending litigations between the parties in the U.S. District Courts for the District of Massachusetts and the District of Delaware were dismissed.

g.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS has appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.	Amounts available under unused letters of credit as of June 30, 2015, December 31, 2014 and June 30, 2014 were NT$198,848 thousand, NT$222,026 thousand and NT$89,568 thousand, respectively.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of each subsidiary of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency of each subsidiary. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount
June 30, 2015

Financial assets

Monetary items
USD	$4,645,790	31.070		$144,344,694
RMB	2,496,163	0.161	(Note 2)	12,507,023
EUR	218,538	34.70		7,583,271
JPY	39,072,839	0.2542		9,932,316
Non-monetary items
HKD	179,390	4.01		719,354

Financial liabilities

Monetary items
USD	2,516,198	31.070		78,178,285
EUR	224,175	34.70		7,778,856
JPY	41,504,262	0.2542		10,550,383

December 31, 2014

Financial assets

Monetary items
USD	5,002,082	31.718		158,656,051
EUR	22,887	38.57		882,741
JPY	704,925	0.2652		186,946
Non-monetary items
HKD	149,844	4.09		612,860

Financial liabilities

Monetary items
USD	3,348,306	31.718		106,201,584
EUR	44,152	38.57		1,702,926
JPY	28,734,248	0.2652		7,620,323

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount
June 30, 2014

Financial assets

Monetary items
USD	$3,462,413	29.856	$103,373,806
EUR	71,378	40.75	2,908,664
JPY	739,275	0.2946	217,790
Non-monetary items
HKD	184,891	3.85	711,832

Financial liabilities

Monetary items
USD	2,299,423	29.856	68,651,575
EUR	132,123	40.75	5,383,995
JPY	41,879,354	0.2946	12,337,658

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of USD dollars for which one RMB could be exchanged.

The realized and unrealized foreign exchange losses were NT$292,295 thousand and NT$355,207 thousand for the three months ended June 30, 2014 and 2015, respectively; NT$244,112 thousand and NT$391,608 thousand for the six months ended June 30, 2014 and 2015, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total
Three months ended June 30, 2015

Net revenue from external customers	$205,167,427	$272,325	$—	$205,439,752
Income from operations	77,380,992	(311,934)	—	77,069,058

Three months ended June 30, 2014

Net revenue from external customers	182,820,998	199,486	—	183,020,484
Net revenue from sales among intersegments	—	12,323	(12,323)	—
Income from operations	71,369,814	(660,642)	—	70,709,172

Six months ended June 30, 2015

Net revenue from external customers	427,062,560	411,336	—	427,473,896
Income from operations	164,356,759	(661,578)	—	163,695,181

Six months ended June 30, 2014

Net revenue from external customers	330,896,123	339,533	—	331,235,656
Net revenue from sales among intersegments	—	26,895	(26,895)	—
Income from operations	124,565,538	(1,338,752)	—	123,226,786

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau (SFB) for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

																Collateral
No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value	Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$ (US$	5,281,900 170,000)	$ (US$	5,281,900 170,000)	$ (US$	4,940,130 159,000)	0.38%	The need for short-term financing	$—	Operating capital	$—	—	$—	$19,125,325 (Note 1)	$47,813,313
		TSMC SSL	Other receivables from related parties	Yes	(US$	1,553,500 50,000)		—		—	0.38%	The need for short-term financing	—	Operating capital	—	—	—	19,125,325 (Note 1)	47,813,313

2	TSMC Solar	TSMC Solar NA	Other receivables from related parties	Yes	(US$	18,642 600)	(US$	18,642 600)		—	—	The need for short-term financing	—	Operating capital	—	—	—	196,389 (Note 2)	392,777

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.
Note 2:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Solar. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth; however, this restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC Solar.
Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners and twenty percent (20%) of the net worth of TSMC Solar.
Note 4:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party
No.	Endorsement/ Guarantee Provider	Name	Nature of Relationship	Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
0	TSMC	TSMC Global	Subsidiary	$266,645,095	$ (US$	46,605,000 1,500,000)	$ (US$	46,605,000 1,500,000)	$ (US$	46,605,000 1,500,000)	$—	4.37%	$266,645,095	Yes	No	No
		TSMC North America	Subsidiary	266,645,095	(US$	2,585,437 83,213)	(US$	2,585,437 83,213)	(US$	2,585,437 83,213)	—	0.24%	266,645,095	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2015
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note
TSMC	Commercial Paper
	Taiwan Power Company	—	Held-to-maturity financial assets	720		$7,180,351	N/A		$7,189,249

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	211,047		719,354	1		719,354
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	W.K. Technology Fund IV	—	”	4,000		39,280	2		39,280

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		17,029	12		17,029
	Crimson Asia Capital	—	”	—		18,265	1		18,265

TSMC Global	Stock
	ASML	—	Available-for-sale financial assets	4,109	US$	424,707	1	US$	424,707

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	12	US$	12	N/A	US$	12

TSMC Partners	Stock
	Mcube Inc.	—	Financial assets carried at cost	6,333		—	16		—

	Fund
	Shanghai Walden Venture Capital Enterprise	—	Financial assets carried at cost	—	US$	5,000	6	US$	5,000
	China Walden Venture Investments II, L.P.	—	”	—	US$	2,800	9	US$	2,800

Emerging Alliance	Common stock
	Global Investment Holding Inc.	—	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	—	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	2		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	9,703	11	US$	9,703
	Sonics, Inc.	—	Financial assets carried at cost	278		—	3		—
	Goyatek Technology, Corp.	—	”	745		—	6		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	3		—

VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036

(Continued)

				June 30, 2015
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)		Note
VTAF II	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	963	US$	2,168	2	US$	2,168
	Aquantia	—	”	4,643	US$	4,441	2	US$	4,441
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170
	Powervation, Ltd.	—	”	568	US$	8,878	14	US$	8,878

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition		Disposal							Ending Balance (Note 1)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares/ Units (In Thousands)	Amount		Shares/ Units (In Thousands)	Amount	Shares/ Units (In Thousands)	Amount		Carrying Value		Gain/ Loss on Disposal		Shares/ Units (In Thousands)	Amount
TSMC	Commercial Paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	220		$2,192,014	1,080	$10,768,924	580		$5,800,000		$5,780,587		$19,413	720		$7,180,351
	CPC Corporation, Taiwan	”	—	—	230		2,293,579	100	997,799	330		3,300,000		3,291,378		8,622	—		—

	Stock
	VIS	Investments accounted for using equity method	Public Market	Associate	546,223		10,105,485	—	—	82,000		3,871,910		1,608,371		2,263,539	464,223		8,196,482
	TSMC SSL	Noncurrent assets held for sale	EPISTAR	Subsidiary	554,674		669,472	—	—	554,674		782,701 (Note 2)		669,472		113,229	—		—

TSMC Global	Stock
	ASML	Available-for-sale financial assets	—	—	20,993	US$	2,284,919	—	—	16,884	US$	1,438,279	US$	873,012	US$	565,267	4,109	US$	424,707

Note 1:	The ending balance includes share of profits/losses of investees and other related adjustment.
Note 2:	The amount of disposal is the selling price less associated expenditure.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Prior Transaction of Related Counter-party
Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Owner	Relationships	Transfer Date	Amount	Price Reference	Purpose of Acquisition	Other Terms
TSMC	Fab	July 9, 2014 to May 28, 2015	$2,416,993	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	November 3, 2014 to June 18, 2015	1,371,031	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales		$280,853,604	65	Net 30 days from invoice date (Note)	—	Note		$62,756,545	64
	GUC	Associate	Sales		1,599,748	—	Net 30 days from the end of the month of when invoice is issued	—	—		542,764	1
	TSMC China	Subsidiary	Purchases		11,475,242	30	Net 30 days from the end of the month of when invoice is issued	—	—		(2,072,310)	9
	WaferTech	Indirect subsidiary	Purchases		4,600,176	12	Net 30 days from the end of the month of when invoice is issued	—	—		(700,505)	3
	VIS	Associate	Purchases		3,784,843	10	Net 30 days from the end of the month of when invoice is issued	—	—		(504,352)	2
	SSMC	Associate	Purchases		2,194,298	6	Net 30 days from the end of the month of when invoice is issued	—	—		(420,321)	2

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		206,556	58	Net 90 days from the end of the month of when invoice is issued	—	—		125,506	56

TSMC North America	GUC	Associate of TSMC	Sales	(US$	523,775 16,795)	—	Net 30 days from invoice date	—	—	(US$	197,299 6,350)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

						Overdue
Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Amount		Action Taken	Amounts Received in Subsequent Period		Allowance for Bad Debts
TSMC	TSMC North America	Subsidiary		$63,048,111	49		$6,176,072	—		$11,882,043	$—
	SSMC	Associate		1,627,246	Note 2		—	—		—	—
	VIS	Associate		1,293,572	Note 2		—	—		—	—
	GUC	Associate		684,164	46		—	—		—	—
	Xintec	Associate		106,414	26		—	—		—	—

TSMC Partners	TSMC Solar	The same parent company	(US$	4,953,605 159,434)	Note 2		—	—		—	—
	VisEra Holding	Jointly controlled entity	(US$	400,803 12,900)	Note 2		—	—		—	—

TSMC China	TSMC	Parent company	(RMB	2,072,310 413,595)	32		—	—		—	—

TSMC Technology	TSMC	Parent company	(US$	421,059 13,552)	Note 2		—	—		—	—

WaferTech	TSMC	Parent company	(US$	700,505 22,546)	28		—	—		—	—

TSMC North America	GUC	Associate of TSMC	(US$	197,299 6,350)	42	(US$	54,265 1,747)	—	(US$	54,646 1,759)	—

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary		125,506	128		50,289	Accelerate collection process		42,351	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars)

				Intercompany Transactions
No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$280,853,604	—	66%
				Receivables from related parties	62,756,545	—	4%
				Other receivables from related parties	291,566	—	—
		TSMC China	1	Purchases	11,475,242	—	3%
				Disposal of property, plant and equipment	109,647	—	—
				Payables to related parties	2,072,310	—	—
		TSMC Japan	1	Marketing expenses - commission	114,914	—	—
		TSMC Europe	1	Marketing expenses - commission	191,368	—	—
		TSMC Technology	1	Research and development expenses	884,441	—	—
				Payables to related parties	421,059	—	—
		WaferTech	1	Purchases	4,600,176	—	1%
				Payables to related parties	700,505	—	—
		TSMC Canada	1	Research and development expenses	118,454	—	—
1	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	206,556	—	—
				Receivables from related parties	125,506	—	—
		TSMC Partners	3	Other payables to related parties	4,953,605	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of June 30, 2015
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2015 (Foreign Currencies in Thousands)		December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership (%)	Carrying Value (Foreign Currencies in Thousands)		Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$103,114,868		$103,114,868	3	100		$129,842,267		$17,853,676		$17,853,676	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		47,749,091		915,556		915,609	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		10,180,677		11,789,048	464,223	28		8,196,482		2,431,449		793,099	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,831,408		3,261,648		1,265,193	Associate
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		3,942,656		39,835		39,835	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,309,969		1,357,890	92,778	35		2,250,809		241,614		90,390	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		11,180,000		11,180,000	1,118,000 (Note 3)	99		1,967,224		(973,486)		(961,750)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,013,265		200,219		70,679	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,737,336		1,850,782	—	98		734,873		50,637		49,624	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		608,562		605,479	—	98		459,633		(3,741)		(3,666)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		299,775		19,280		19,280	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		844,775		844,775	—	99.5		150,260		(1,707)		(1,698)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		118,029		2,969		2,969	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities		270,000		200,000	—	100		38,011		(72,371)		(72,371)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		34,042		2,036		2,036	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	24,150,627 777,297)	(US$	826,829 26,513)		Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,336,010 43,000)	(US$	1,336,010 43,000)	43,000	49	(US$	3,469,013 111,652)	(US$	74,139 2,377)		Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	—	100	(US$	500,673 16,114)	(US$	34,406 1,103)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	288,920 9,299)	(US$	288,920 9,299)	9,299	97	(US$	395,216 12,720)	(US$	(325 (10	) ))	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	71,461 2,300)	(US$	71,461 2,300)	2,300	100	(US$	151,114 4,864)	(US$	8,914 286)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	18,114 583)	(US$	18,114 583)	583	97	(US$	3,916 126)	(US$	(376 (12	) ))	Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	6,524,666 209,999)	(US$	792,862 25,424)		Note 2	Subsidiary

VTAF III	Mutual-Pak	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	161,958 5,212)	(US$	161,958 5,212)	15,643	58	(US$	23,107 744)	(US$	(10,095 (324	) ))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	20,561 662)	(US$	67,733 2,180)	—	100	(US$	1,497 48)	(US$	31,764 1,019)		Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

(Continued)

				Original Investment Amount			Balance as of June 30, 2015
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2015 (Foreign Currencies in Thousands)	December 31, 2014 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership (%)	Carrying Value (Foreign Currencies in Thousands)	Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	$—		$—	—	31	$—		$—		Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—		—	—	7	—		—		Note 2	Subsidiary

TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661		6,228,661	87,480	18	3,154,231		(1,036,142)		Note 2	Associate
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	236,025		236,025	1	100	16,893		1,521		Note 2	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	25,266		—	1	100	15,389		(20,914)		Note 2	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	—		504,107	—	—	—		(5,081)		Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	94,586		53,092	13,478 (Note 3)	1	23,366		(973,486)		Note 2	Associate

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	—	(EUR	430,280 12,400)	—	—	—	(EUR	(20,914	) (595))	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	TSMC Solar completed the filing of capital reduction in July 2015 and thereafter, TSMC and TSMC GN hold 289,647 thousand and 3,492 thousand shares of TSMC Solar, respectively.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Investment Flows
					Accumulated				Accumulated
Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Outflow of Investment from Taiwan as of January 1, 2015 (US$ in Thousands)		Outflow	Inflow	Outflow of Investment from Taiwan as of June 30, 2015 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/ Losses	Carrying Amount as of June 30, 2015	Accumulated Inward Remittance of Earnings as of June 30, 2015
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$4,723,047	100%	$4,739,205 (Note 2)	$35,857,354	$—

Accumulated Investment in Mainland China as of June 30, 2015 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)	$ (US$	18,939,667 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.
Note 2:	Amount was recognized based on the reviewed financial statements.